March 5, 2008

VIA FEDERAL EXPRESS AND EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Phoenix Companies, Inc.
Preliminary Proxy Statement filed on February 28, 2008
File No. 001-16517

Dear Mr. Duchovny:

On behalf of The Phoenix Companies, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 3, 2008 (the “comment letter”) relating to the above-referenced Preliminary Proxy Statement filed on February 28, 2008 (the “Proxy Statement”).

For your convenience, the responses set forth below have been organized in the same manner in which the Staff’s comment letter was organized. Copies of this response letter, along with a revised Proxy Statement, containing the changes contemplated by this letter are being filed simultaneously with the Commission.

The Phoenix Companies, Inc.

March 5, 2008

Preliminary Schedule 14A

1.	We note that the insurgents have already chosen to use white as the color of the proxy card. Please change the color of your proxy card.

The Company has revised the disclosure in its Proxy Statement to reflect its change to a blue colored proxy card.

Cover Page

2.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The Company has revised such disclosure on both the cover page of its Proxy Statement and the form of proxy.

General Information – Who Pays for the Solicitation of Proxies, page 4

3.	We note that proxies may be solicited “by telephone, personal interview, or other electronic means” (emphasis added). Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via Internet chat rooms or postings on web sites.

The Company has revised the disclosure on page 4 of its Proxy Statement to describe all methods it plans to employ to solicit proxies. The Company does not currently intend to solicit proxies via Internet chat rooms or postings on third party web sites. The Company is aware of its obligations to file all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, and will comply with its obligations under Rule 14a-6 to file all such solicitation materials on the date of first use.

Proposal 1. Election of Directors, page 6

4.	Please explain why you do not believe that that the election of the insurgents’ nominees is in the best interests of the company and its security holders.

The Company has deleted such disclosure on page 6, and elsewhere in its Proxy Statement where such disclosure appears.

Appendix I

5.	Please revise your disclosure in this section to state that each person named is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Also, make a similar revision to your disclosure as it relates to the purchases and sales of company securities.

The Phoenix Companies, Inc.

March 5, 2008

The Company has revised the disclosure in the Appendix to its Proxy Statement to make it clear that each person named in such Appendix is a participant.

6.	With respect to your disclosure in this section under the heading “Miscellaneous Information Regarding Participants,” please tell us why you need to qualify your disclosure “to the best knowledge” or “to the knowledge” of the company. What prevents you from knowing and disclosing this information. Please explain or delete the qualifiers.

The Company has removed the qualifiers from the disclosure in this section.

* * * * * * *

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call John Finley (at 212-455-2583) or Brian Gingold (at 212-455-2461) of Simpson Thacher & Bartlett LLP, if you wish to discuss the Company’s responses to the comment letter.

Very Truly Yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP